Exhibit 99.1

NEWS RELEASE

CHARLES RIVER LABORATORIES ANNOUNCES
FIRST-QUARTER 2024 RESULTS
– First-Quarter Revenue of $1.01 Billion –
– First-Quarter GAAP Earnings per Share of $1.30
and Non-GAAP Earnings per Share of $2.27 –
– Updates 2024 Guidance –

WILMINGTON, MA, May 9, 2024 – Charles River Laboratories International, Inc. (NYSE: CRL) today reported its results for the first quarter of 2024. For the quarter, revenue was $1.01 billion, a decrease of 1.7% from $1.03 billion in the first quarter of 2023.
The impact of foreign currency translation benefited reported revenue by 0.3%, and acquisitions contributed 1.5% to consolidated first-quarter revenue. A small divestiture of a Safety Assessment site reduced reported revenue by 0.2%. Excluding the effect of these items, organic revenue decreased 3.3%. On a segment basis, both the Manufacturing and Research Models and Services (RMS) business segments reported organic revenue growth, which was offset by lower revenue in the Discovery and Safety Assessment (DSA) segment.
In the first quarter of 2024, the GAAP operating margin decreased to 12.5% from 16.3% in the first quarter of 2023, and on a non-GAAP basis, the operating margin decreased to 18.5% from 21.2%. The GAAP and non-GAAP decreases were primarily driven by a lower operating margin in the DSA segment, as well as higher unallocated corporate costs. On a GAAP basis, costs associated with the Company’s restructuring initiatives also contributed to the decline.
On a GAAP basis, first-quarter net income attributable to common shareholders was $67.3 million, a decrease of 34.7% from $103.1 million for the same period in 2023. First-quarter diluted earnings per share on a GAAP basis were $1.30, a decrease of 35.3% from $2.01 for the first quarter of 2023. On a non-GAAP basis, net income was $117.6 million for the first quarter of 2024, a decrease of 17.7% from $143.0 million for the same period in 2023. First-quarter diluted earnings per share on a non-GAAP basis were $2.27, a decrease of 18.3% from $2.78 per share for the first quarter of 2024. The GAAP and non-GAAP net income and earnings per share decreases were driven primarily by lower revenue and operating income, as well as a higher tax rate.
James C. Foster, Chair, President and Chief Executive Officer, said, “Our first-quarter performance was a solid first step towards achieving our financial outlook for the year,

particularly in our Manufacturing segment. Our DSA segment saw improved proposal activity and cancellations in the first quarter, and while encouraging, our outlook for the year remains appropriately measured. It will take time for this proposal activity and stronger biotech funding to translate into new DSA bookings and revenue generation; however, these trends are consistent with our expectations that demand will improve later this year.”
“The long-term industry fundamentals for the biopharmaceutical industry remain firmly intact, and we intend to capitalize on new business opportunities. We are implementing initiatives to maintain our leadership in the non-clinical drug development sector, including enhanced commercial efforts, actions to drive efficiency, and investing in innovative technologies. We are the logical outsourcing partner for our clients and are positioning ourselves to win the new business that will emerge as these clients reinvigorate their investments in their early-stage R&D programs,” Mr. Foster concluded.
First-Quarter Segment Results
Research Models and Services (RMS)
Revenue for the RMS segment was $220.9 million in the first quarter of 2024, an increase of 10.6% from $199.8 million in the first quarter of 2023. The Noveprim acquisition contributed 7.6% to first-quarter RMS reported revenue, and the impact of foreign currency translation reduced revenue by 0.3% in the quarter. Organic revenue increased by 3.3%, due primarily to higher revenue for non-human primates (NHPs) in China, as well as higher sales of small research models in all geographic regions and higher revenue for research models services, including in the Insourcing Solutions business.
In the first quarter of 2024, the RMS segment’s GAAP operating margin decreased to 19.5% from 20.2% in the first quarter of 2023, driven primarily by higher amortization expense related to the Noveprim acquisition, and higher site consolidation costs related to restructuring initiatives. On a non-GAAP basis, the operating margin increased to 27.6% from 23.4%. The non-GAAP operating margin increase was driven primarily by product mix, specifically higher revenue for NHPs including in China and from Noveprim.
Discovery and Safety Assessment (DSA)
Revenue for the DSA segment was $605.5 million in the first quarter of 2024, a decrease of 8.6% from $662.4 million in the first quarter of 2023. Organic revenue decreased by 8.7%, driven by lower revenue in both the Discovery Services and Safety Assessment businesses, which included a challenging, prior-year growth comparison in the Safety Assessment business.
In the first quarter of 2024, the DSA segment’s GAAP operating margin decreased to 19.0% from 25.9% in the first quarter of 2023. On a non-GAAP basis, the operating margin decreased to 23.5% from 29.0% in the first quarter of 2023. The GAAP and non-GAAP operating margin decreases were driven primarily by lower sales volume and moderating price increases in both the Discovery Services and Safety Assessment businesses. On a GAAP basis, costs associated with restructuring initiatives also contributed to the decline.

Manufacturing Solutions (Manufacturing)
Revenue for the Manufacturing segment was $185.2 million in the first quarter of 2024, an increase of 10.7% from $167.3 million in the first quarter of 2023. Organic revenue growth of 10.4% reflected higher revenue across each of the segment’s businesses, led by the CDMO business.
In the first quarter of 2024, the Manufacturing segment’s GAAP operating margin increased to 18.2% from 1.3% in the first quarter of 2023, and on a non-GAAP basis, the operating margin increased to 25.3%, from 13.7% in the first quarter of 2023. The GAAP and non-GAAP operating margin increases were driven primarily by improved profitability for each of segment’s businesses, as well as a favorable comparison to a lease impairment last year in the CDMO business.
Updates 2024 Guidance
The Company is updating its financial guidance for 2024, which was initially provided on February 14, 2024. Despite modest adjustments to the quarterly gating in 2024, the Company’s outlook for the year remains essentially unchanged and it is reaffirming revenue growth and non-GAAP earnings per share guidance, with the continued expectation that demand trends will improve modestly during the second half of the year.
The Company’s 2024 guidance for revenue growth and earnings per share is as follows:

2024 GUIDANCE	CURRENT	PRIOR
Revenue growth, reported	1.0% – 4.0%	1.0% – 4.0%
Impact of divestitures/(acquisitions), net	~(0.5)%	~(0.5)%
(Favorable)/unfavorable impact of foreign exchange	~(0.5)%	~(0.5)%
Revenue growth, organic (1)	0.0% – 3.0%	0.0% – 3.0%
GAAP EPS estimate	$7.60 – $8.10	$7.90 – $8.40
Acquisition-related amortization (2)	~$2.50	~$2.40
Acquisition and integration-related adjustments (3)	~$0.10	~$0.10
Costs associated with restructuring actions (4)	~$0.35	~$0.25
Certain venture capital and other strategic investment losses/(gains), net (5)	($0.08)	--
Incremental dividends related to Noveprim (6)	~$0.25	--
Other items (7)	~$0.20	~$0.25
Non-GAAP EPS estimate	$10.90 – $11.40	$10.90 – $11.40

Footnotes to Guidance Table:
(1) Organic revenue growth is defined as reported revenue growth adjusted for completed acquisitions and divestitures, as well as foreign currency translation.
(2) These adjustments include amortization related to intangible assets, as well as the purchase accounting step-up on inventory and certain long-term biological assets.
(3) These adjustments are related to the evaluation and integration of acquisitions and divestitures, and primarily include transaction, advisory, certain third-party integration, and related costs.
(4) These adjustments primarily include site consolidation, severance, impairment, and other costs related to the Company’s restructuring actions.
(5) Certain venture capital and other strategic investment performance only includes recognized gains or losses on certain investments. The Company does not forecast the future performance of these investments.
(6) This item primarily relates to incremental dividends attributable to Noveprim noncontrolling interest holders who receive preferential dividends for fiscal year 2024.
(7) These items primarily relate to (i) certain third-party legal costs related to investigations by the U.S. government into the NHP supply chain related to our Safety Assessment business; and (ii) charges associated with U.S. and international tax legislation that necessitated changes to the Company’s international financing structure.
Webcast
Charles River has scheduled a live webcast on Thursday, May 9th, at 8:30 a.m. ET to discuss matters relating to this press release. To participate, please go to ir.criver.com and select the webcast link. You can also find the associated slide presentation and reconciliations of GAAP financial measures to non-GAAP financial measures on the website.
Bank of America Healthcare Conference Presentation
Charles River will present at the Bank of America 2024 Healthcare Conference in Las Vegas, Nevada, on Wednesday, May 15th, at 10:00 a.m. PT (1:00pm ET). Management will provide an overview of Charles River’s strategic focus and business developments.
A live webcast of the presentation will be available through a link that will be posted on ir.criver.com. A webcast replay will be accessible through the same website shortly after the presentation and will remain available for approximately two weeks.
Non-GAAP Reconciliations
The Company reports non-GAAP results in this press release, which exclude often-one-time charges and other items that are outside of normal operations. A reconciliation of GAAP to non-GAAP results is provided in the schedules at the end of this press release.
Use of Non-GAAP Financial Measures
This press release contains non-GAAP financial measures, such as non-GAAP earnings per diluted share, non-GAAP operating income, non-GAAP operating margin, and non-GAAP net income. Non-GAAP financial measures exclude, but are not limited to, the amortization of intangible assets and the purchase accounting step-up adjustment on inventory and certain long term biological assets, and other charges and adjustments related to our acquisitions and divestitures, including incremental dividends attributable to Noveprim noncontrolling interest holders and the gain on our sale of our Avian Vaccine business; expenses associated with evaluating and integrating acquisitions and divestitures, including advisory fees and certain other transaction-related costs, as well as fair value adjustments associated with contingent consideration; charges, gains, and losses attributable to businesses or properties we plan to close, consolidate, or divest; severance and other costs associated with our restructuring initiatives; the write-off of deferred financing costs and fees related to debt financing; investment gains or losses associated with our venture capital and other strategic equity investments; certain legal costs in our Microbial Solutions business related to environmental litigation and in our Safety Assessment business related to U.S. government investigations into the NHP supply chain; tax effect of all of the aforementioned matters; and adjustments related to the recognition of deferred tax assets expected to be utilized as a result of changes to the our international financing structure and the revaluation of deferred tax liabilities as a result of foreign tax legislation. This press release also refers to our revenue on both a GAAP and non-GAAP basis: “organic revenue growth,” which we define as reported revenue growth adjusted for foreign currency translation, acquisitions, and divestitures. We exclude these items from the non-GAAP financial measures because they are outside our normal operations. There are limitations in using non-GAAP financial measures, as they are not presented in accordance with generally accepted accounting principles, and may be different than non-GAAP financial measures used by other companies. In particular, we believe that the inclusion of supplementary non-GAAP financial measures in this press release helps investors to gain a meaningful understanding of our core operating results and future prospects without the effect of these often-one-time charges, and is consistent with how management measures and forecasts the Company's performance, especially when comparing such results to prior periods or forecasts. We believe that the financial impact of our acquisitions and divestitures (and in certain cases, the evaluation of such acquisitions and divestitures, whether or not ultimately consummated) is often large relative to our overall financial performance, which can adversely affect the comparability of our results on a period-to-period basis. In addition, certain activities and their underlying associated costs, such as business acquisitions, generally occur periodically but on an unpredictable basis. We calculate non-GAAP integration costs to include third-party integration costs incurred post-acquisition. Presenting revenue on an organic basis allows investors to measure our revenue growth exclusive of acquisitions, divestitures, and foreign currency exchange fluctuations more clearly. Non-GAAP results also allow investors to compare the Company’s operations against the financial results of other companies in the industry who similarly provide non-GAAP results. The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for results of operations presented in accordance with GAAP. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with applicable rules and regulations. Reconciliations of the non-GAAP financial measures used in this press release to the most directly comparable GAAP financial measures are set forth in this press release, and can also be found on the Company’s website at ir.criver.com.
Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “will,” “would,” “may,” “estimate,” “plan,” “outlook,” and “project,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements also include statements regarding Charles River’s expectations regarding the availability of Cambodia-sourced NHPs; the impact of the investigations by the U.S. government into the Cambodia NHP supply chain, including but not limited to Charles River’s ability to cooperate fully with the U.S. government; Charles River’s ability to effectively manage any Cambodia NHP supply impact; the projected future financial performance of Charles River and our specific businesses, including our expectations with respect to the impact of NHP supply constraints and our ability to gain market share; earnings per share; operating margin; client demand, particularly the future demand for drug discovery and development products and services, including our expectations for future revenue trends; our expectations with respect to pricing of our products and services; our expectations with respect to future tax rates and the impact of such tax rates on our business; our expectations with respect to the impact of acquisitions and divestitures completed in 2021, 2022, and 2023, including the Noveprim acquisition, on the Company, our service offerings, client perception, strategic relationships, revenue, revenue growth rates, revenue growth drivers, and earnings; the development and performance of our services and products, including our investments in our portfolio; market and industry conditions including the outsourcing of services and identification of spending trends by our clients and funding available to them; ability to gain market share and capitalize on business opportunities; and Charles River’s future performance as delineated in our forward-looking guidance, and particularly our expectations with respect to revenue, the impact of foreign exchange, interest rates, enhanced efficiency initiatives. Forward-looking statements are based on Charles River’s current expectations and beliefs, and involve a number of risks and uncertainties that are difficult to predict and that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: NHP supply constraints and the investigations by the U.S. Department of Justice, including the impact on our projected future financial performance, the timing of the resumption of Cambodia NHP imports into the U.S., our ability to manage supply impact, and potential study delays in our Safety Assessment business attributable to NHP supply constraints; changes and uncertainties in the global economy and financial markets; the ability to successfully integrate businesses we acquire, including Noveprim; the timing and magnitude of our share repurchases; negative trends in research and development spending, negative trends in the level of outsourced services, or other cost reduction actions by our clients; the ability to convert backlog to revenue; special interest groups; contaminations; industry trends; new displacement technologies; USDA and FDA regulations; changes in law; continued availability of products and supplies; loss of key personnel; interest rate and foreign currency exchange rate fluctuations; changes in tax regulation and laws; changes in generally accepted accounting principles; disruptions in the global economy caused by geopolitical conflicts; and any changes in business, political, or economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas. A further description of these risks, uncertainties, and other matters can be found in the Risk Factors detailed in Charles River's Annual Report on Form 10-K as filed on February 14, 2024, as well as other filings we make with the Securities and Exchange Commission. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River, and Charles River assumes no obligation and expressly disclaims any duty to update information contained in this press release except as required by law.

About Charles River

Charles River provides essential products and services to help pharmaceutical and biotechnology companies, government agencies and leading academic institutions around the globe accelerate their research and drug development efforts. Our dedicated employees are focused on providing clients with exactly what they need to improve and expedite the discovery, early-stage development and safe manufacture of new therapies for the patients who need them. To learn more about our unique portfolio and breadth of services, visit www.criver.com.

# # #

Investor Contact:    Media Contact:
Todd Spencer    Amy Cianciaruso
Corporate Vice President,    Corporate Vice President,
Investor Relations    Chief Communications Officer
781.222.6455    781.222.6168
todd.spencer@crl.com    amy.cianciaruso@crl.com

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

SCHEDULE 1
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(in thousands, except for per share data)

	Three Months Ended
	March 30, 2024	April 1, 2023

Service revenue	$816,862	$857,366
Product revenue	194,698	172,007
Total revenue	1,011,560	1,029,373
Costs and expenses:
Cost of services provided (excluding amortization of intangible assets)	578,164	565,477
Cost of products sold (excluding amortization of intangible assets)	88,553	86,242
Selling, general and administrative	186,291	174,846
Amortization of intangible assets	32,575	34,916
Operating income	125,977	167,892
Other income (expense):
Interest income	2,202	806
Interest expense	(35,001)	(34,380)
Other income (expense), net	5,833	(3,277)
Income before income taxes	99,011	131,041
Provision for income taxes	24,529	27,087
Net income	74,482	103,954
Less: Net income attributable to noncontrolling interests	1,522	823
Net income available to Charles River Laboratories International, Inc.	$72,960	$103,131

Calculation of net income per share attributable to common shareholders of Charles River Laboratories International, Inc.
Net income available to Charles River Laboratories International, Inc.	$72,960	$103,131
Less: Adjustment of redeemable noncontrolling interest	401	—
Less: Incremental dividends attributable to noncontrolling interest holders	5,230	—
Net income available to Charles River Laboratories International, Inc. common shareholders	$67,329	$103,131

Earnings per common share
Net income attributable to common shareholders:
Basic	$1.31	$2.02
Diluted	$1.30	$2.01

Weighted-average number of common shares outstanding:
Basic	51,437	51,097
Diluted	51,842	51,428

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

SCHEDULE 2
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in thousands, except per share amounts)

	March 30, 2024	December 30, 2023
Assets
Current assets:
Cash and cash equivalents	$327,039	$276,771
Trade receivables and contract assets, net of allowances for credit losses of $25,407 and $25,722, respectively	786,980	780,375
Inventories	361,281	380,259
Prepaid assets	93,834	87,879
Other current assets	99,054	83,378
Total current assets	1,668,188	1,608,662
Property, plant and equipment, net	1,618,708	1,639,741
Venture capital and strategic equity investments	243,543	243,811
Operating lease right-of-use assets, net	384,394	394,029
Goodwill	3,070,241	3,095,045
Intangible assets, net	827,638	864,051
Deferred tax assets	36,924	40,279
Other assets	303,147	309,383
Total assets	$8,152,783	$8,195,001

Liabilities, Redeemable Noncontrolling Interests and Equity
Current liabilities:
Accounts payable	$129,682	$168,937
Accrued compensation	189,606	213,290
Deferred revenue	256,383	241,820
Accrued liabilities	190,892	227,825
Other current liabilities	188,247	203,210
Total current liabilities	954,810	1,055,082
Long-term debt, net and finance leases	2,660,459	2,647,147
Operating lease right-of-use liabilities	418,054	419,234
Deferred tax liabilities	180,094	191,349
Other long-term liabilities	235,441	223,191
Total liabilities	4,448,858	4,536,003
Redeemable noncontrolling interest	57,775	56,722
Equity:
Preferred stock, $0.01 par value; 20,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 120,000 shares authorized; 51,552 shares issued and 51,510 shares outstanding as of March 30, 2024, and 51,338 shares issued and outstanding as of December 30, 2023	515	513
Additional paid-in capital	1,939,413	1,905,578
Retained earnings	1,959,777	1,887,218
Treasury stock, at cost, 42 and zero shares, as of March 30, 2024 and December 30, 2023, respectively	(9,351)	—
Accumulated other comprehensive loss	(249,919)	(196,427)
Total Charles River Laboratories International, Inc. equity	3,640,435	3,596,882
Nonredeemable noncontrolling interests	5,715	5,394
Total equity	3,646,150	3,602,276
Total liabilities, equity and noncontrolling interests	$8,152,783	$8,195,001

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

SCHEDULE 3
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands)

	Three Months Ended
	March 30, 2024	April 1, 2023
Cash flows relating to operating activities
Net income	$74,482	$103,954
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	85,357	77,069
Stock-based compensation	16,738	13,460
Deferred income taxes	(987)	(11,584)
Long-lived asset impairment charges	5,432	10,460
(Gain) loss on venture capital and strategic equity investments, net	(5,880)	3,282
Provision for credit losses	839	3,238
Other, net	1,999	1,448
Changes in assets and liabilities:
Trade receivables and contract assets, net	(17,281)	(33,831)
Inventories	5,600	(8,587)
Accounts payable	(8,541)	(41,313)
Accrued compensation	(20,945)	(21,469)
Deferred revenue	19,957	(481)
Customer contract deposits	6,140	1,509
Other assets and liabilities, net	(33,022)	12,228
Net cash provided by operating activities	129,888	109,383
Cash flows relating to investing activities
Acquisition of businesses and assets, net of cash acquired	—	(50,166)
Capital expenditures	(79,144)	(106,875)
Purchases of investments and contributions to venture capital investments	(13,867)	(12,570)
Proceeds from sale of investments	7,502	1,953
Other, net	(283)	(960)
Net cash used in investing activities	(85,792)	(168,618)
Cash flows relating to financing activities
Proceeds from long-term debt and revolving credit facility	300,882	192,500
Proceeds from exercises of stock options	21,505	11,792
Payments on long-term debt, revolving credit facility, and finance lease obligations	(292,482)	(157,328)
Purchase of treasury stock	(9,351)	(19,012)
Payments of contingent consideration	—	(2,711)
Other, net	(2,208)	—
Net cash provided by financing activities	18,346	25,241
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(8,387)	1,671
Net change in cash, cash equivalents, and restricted cash	54,055	(32,323)
Cash, cash equivalents, and restricted cash, beginning of period	284,480	241,214
Cash, cash equivalents, and restricted cash, end of period	$338,535	$208,891

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

SCHEDULE 4
RECONCILIATION OF GAAP TO NON-GAAP
SELECTED BUSINESS SEGMENT INFORMATION (UNAUDITED)(1)
(in thousands, except percentages)

	Three Months Ended
	March 30, 2024	April 1, 2023
Research Models and Services
Revenue	$220,907	$199,766
Operating income	43,149	40,409
Operating income as a % of revenue	19.5%	20.2%
Add back:
Amortization related to acquisitions	10,288	5,494
Acquisition related adjustments (2)	163	830
Severance	540	—
Site consolidation and impairment charges	6,846	—
Total non-GAAP adjustments to operating income	$17,837	$6,324
Operating income, excluding non-GAAP adjustments	$60,986	$46,733
Non-GAAP operating income as a % of revenue	27.6%	23.4%

Depreciation and amortization	$18,123	$13,489
Capital expenditures	$20,044	$19,084

Discovery and Safety Assessment
Revenue	$605,452	$662,353
Operating income	114,839	171,431
Operating income as a % of revenue	19.0%	25.9%
Add back:
Amortization related to acquisitions	18,596	17,487
Acquisition related adjustments (2)	192	244
Severance	5,484	—
Site consolidation and impairment charges	1,007	—
Third-party legal costs (3)	2,191	2,805
Total non-GAAP adjustments to operating income	$27,470	$20,536
Operating income, excluding non-GAAP adjustments	$142,309	$191,967
Non-GAAP operating income as a % of revenue	23.5%	29.0%

Depreciation and amortization	$45,789	$42,450
Capital expenditures	$48,959	$65,184

Manufacturing Solutions
Revenue	$185,201	$167,254
Operating income	33,681	2,106
Operating income as a % of revenue	18.2%	1.3%
Add back:
Amortization related to acquisitions	10,793	12,021
Acquisition related adjustments (2)	699	829
Severance	1,523	916
Site consolidation and impairment charges	100	2,572
Third-party legal costs (3)	—	4,490
Total non-GAAP adjustments to operating income	$13,115	$20,828
Operating income, excluding non-GAAP adjustments	$46,796	$22,934
Non-GAAP operating income as a % of revenue	25.3%	13.7%

Depreciation and amortization	$19,805	$20,084
Capital expenditures	$8,862	$21,738

Unallocated Corporate Overhead	$(65,692)	$(46,054)
Add back:
Severance	1,490	—
Acquisition related adjustments (2)	1,529	2,203
Total non-GAAP adjustments to operating expense	$3,019	$2,203
Unallocated corporate overhead, excluding non-GAAP adjustments	$(62,673)	$(43,851)

Total
Revenue	$1,011,560	$1,029,373
Operating income	125,977	167,892
Operating income as a % of revenue	12.5%	16.3%
Add back:
Amortization related to acquisitions	39,677	35,002
Acquisition related adjustments (2)	2,583	4,106
Severance	9,037	916
Site consolidation and impairment charges	7,953	2,572
Third-party legal costs (3)	2,191	7,295
Total non-GAAP adjustments to operating income	$61,441	$49,891
Operating income, excluding non-GAAP adjustments	$187,418	$217,783
Non-GAAP operating income as a % of revenue	18.5%	21.2%

Depreciation and amortization	$85,357	$77,069
Capital expenditures	$79,144	$106,875

(1)	Charles River management believes that supplementary non-GAAP financial measures provide useful information to allow investors to gain a meaningful understanding of our core operating results and future prospects, without the effect of often-one-time charges and other items which are outside our normal operations, consistent with the manner in which management measures and forecasts the Company’s performance. The supplementary non-GAAP financial measures included are not meant to be considered superior to, or a substitute for results of operations prepared in accordance with U.S. GAAP. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with applicable rules, regulations and guidance.
(2)	These adjustments are related to the evaluation and integration of acquisitions, which primarily include transaction, third-party integration, and certain compensation costs, and fair value adjustments associated with contingent consideration arrangements.
(3)
Third-party legal costs are related to (a) an environmental litigation related to the Microbial Solutions business and (b) investigations by the U.S. government into the NHP supply chain applicable to our Safety Assessment business.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

SCHEDULE 5
RECONCILIATION OF GAAP EARNINGS TO NON-GAAP EARNINGS (UNAUDITED)(1)
(in thousands, except per share data)

	Three Months Ended
	March 30, 2024	April 1, 2023

Net income available to Charles River Laboratories, Inc. common shareholders	$67,329	$103,131
Add back:
Adjustment of redeemable noncontrolling interest (2)	401	—
Incremental dividends attributable to noncontrolling interest holders (3)	5,230	—
Non-GAAP adjustments to operating income (Refer to previous schedule)	61,441	49,891
Venture capital and strategic equity investment (gains) losses, net	(5,762)	3,282
(Gain) loss on divestitures (4)	658	(441)
Other (5)	—	(101)
Tax effect of non-GAAP adjustments:
Non-cash tax provision related to international financing structure (6)	341	1,124
Tax effect of the remaining non-GAAP adjustments	(12,028)	(13,899)
Net income attributable to Charles River Laboratories, Inc. common shareholders, excluding non-GAAP adjustments	$117,610	$142,987

Weighted average shares outstanding - Basic	51,437	51,097
Effect of dilutive securities:
Stock options, restricted stock units and performance share units	405	331
Weighted average shares outstanding - Diluted	51,842	51,428

Earnings per share attributable to common shareholders:
Basic	$1.31	$2.02
Diluted	$1.30	$2.01

Basic, excluding non-GAAP adjustments	$2.29	$2.80
Diluted, excluding non-GAAP adjustments	$2.27	$2.78

(1)	Charles River management believes that supplementary non-GAAP financial measures provide useful information to allow investors to gain a meaningful understanding of our core operating results and future prospects, without the effect of often-one-time charges and other items which are outside our normal operations, consistent with the manner in which management measures and forecasts the Company’s performance. The supplementary non-GAAP financial measures included are not meant to be considered superior to, or a substitute for results of operations prepared in accordance with U.S. GAAP. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with applicable rules, regulations and guidance.
(2)	This amount represents accretion adjustments of the Noveprim redeemable noncontrolling interest.
(3)	This amount represents incremental undeclared dividends attributable to Noveprim noncontrolling interest holders who receive preferential dividends for fiscal year 2024.
(4)
The amount included in 2024 relates to a loss on the sale of a Safety Assessment site. Adjustments included in 2023 relate to the gain on the sale of our Avian Vaccine business, which was divested in 2022.

(5)	Amounts included in 2023 relate to a final adjustment on the termination of a Canadian pension plan.
(6)	This amount relates to the recognition of deferred tax assets expected to be utilized as a result of changes to the Company's international financing structure.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

SCHEDULE 6
RECONCILIATION OF GAAP REVENUE GROWTH
TO NON-GAAP REVENUE GROWTH, ORGANIC (UNAUDITED) (1)

Three Months Ended March 30, 2024	Total CRL	RMS Segment	DSA Segment	MS Segment

Revenue growth, reported	(1.7)%	10.6%	(8.6)%	10.7%
(Increase) decrease due to foreign exchange	(0.3)%	0.3%	(0.5)%	(0.3)%
Contribution from acquisitions (2)	(1.5)%	(7.6)%	—%	—%
Impact of divestitures (3)	0.2%	—%	0.4%	—%
Non-GAAP revenue growth, organic (4)	(3.3)%	3.3%	(8.7)%	10.4%

(1)	Charles River management believes that supplementary non-GAAP financial measures provide useful information to allow investors to gain a meaningful understanding of our core operating results and future prospects, without the effect of often-one-time charges and other items which are outside our normal operations, consistent with the manner in which management measures and forecasts the Company’s performance. The supplementary non-GAAP financial measures included are not meant to be considered superior to, or a substitute for results of operations prepared in accordance with U.S. GAAP. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with applicable rules, regulations and guidance.
(2)	The contribution from acquisitions reflects only completed acquisitions.
(3)	Impact of divestitures relates to the sale of a site within our Safety Assessment business.
(4)	Organic revenue growth is defined as reported revenue growth adjusted for acquisitions, divestitures, and foreign exchange.